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             SCHEDULE 13D - INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13D-2(A).*
                                    ---------

*As amended by Releases No.34-15457, dated January 4, 1979, effective February 14, 1979 (as corrected by Release No. 34-15457A, dated February 25, 1979) and No. 34- 14384, dated November 29, 1979, effective January 5, 1980. - Editor.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*

                        HAVERTY FURNITURE COMPANIES, INC.
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                                (Name of Issuer)


                     Class A Common Stock, $1.00 par value
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                         (Title of Class of Securities)

                                   419596-20-0
                                ----------------
                                 (CUSIP Number)

                          Terry Ferraro Schwartz, Esq.
                         Smith, Gambrell & Russell, LLP
                            Suite 3100, Promenade II
                           1230 Peachtree Street, N.E.
                           Atlanta, Georgia 30309-3592
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  May 28, 1998
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                        (Continued on following page(s))

                                Page 1 of 7 Pages

CUSIP No.                              13D                     Page 2 of 7 Pages
         --------------
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i.          NAME OF REPORTING PERSON
            SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
            Rawson Haverty
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ii.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                        (b) [ ]

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iii.        SEC USE ONLY


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iv.         SOURCE OF FUNDS*

            00/PF
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v.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
            REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]

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vi.         CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
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NUMBER              vii.       SOLE VOTING POWER
OF SHARES
BENEFICIALLY                   375,153
OWNED BY            ------------------------------------------------------------
EACH                viii.      SHARED VOTING POWER
REPORTING
PERSON                         363,709
WITH                ------------------------------------------------------------
                    ix.        SOLE DISPOSITIVE POWER

                               375,153
                    ------------------------------------------------------------
                    x.         SHARED DISPOSITIVE POWER

                               363,709
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xi.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            738,862
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xii.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                        [ ]

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xiii.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            29.42%
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xiv.        TYPE OF REPORTING PERSON*

            IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         AMENDMENT NO. 9 TO SCHEDULE 13D
                                OF RAWSON HAVERTY


     This filing constitutes an amendment to a Schedule 13D filed with the Securities and Exchange Commission by Rawson Haverty, Chairman of the Board of Haverty Furniture Companies, Inc. (the "Issuer"), with respect to the Issuer's $1.00 par value Class A common stock (the "Class A Common Stock").

     Item 1.   Security and Issuer.
               --------------------

     This filing relates to shares of the Class A Common Stock of the Issuer, whose principal executive offices are located at 866 West Peachtree Street, N.W., Atlanta, Georgia 30308.

     Item 2.   Identity and Background.
               ------------------------

     This Schedule 13D is filed by Rawson Haverty, an individual whose business address is 866 West Peachtree Street, N.W., Atlanta, Georgia 30308. Mr. Haverty is Chairman of the Board of the Issuer.

     Mr. Haverty has not been convicted in a criminal proceeding during the last five years nor has he, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Haverty is a citizen of the United States.

     Item 3.   Source and Amount of Funds or Other Consideration
               -------------------------------------------------

     The securities which are the subject of this filing were originally acquired by Mr. Haverty pursuant to a recapitalization of the Issuer on April 25, 1986, whereby the then outstanding common stock of the Issuer automatically converted into a new class of $1.00 par value common stock ("Common Stock"), and shares of newly authorized Class A Common Stock were distributed to stockholders on May 23, 1986 by way of a 100% stock dividend declared on the outstanding Common Stock and paid in shares of Class A Common Stock. As a result of the recapitalization, each stockholder received a number of shares of Class A Common Stock equal to the number of shares of Common Stock held by such Stockholder on the record date for payment of the stock dividend. In June 1986, Mr. Haverty, together with certain other stockholders of the Issuer, conducted an exchange offer with certain offeree stockholders of the Issuer, whereby the offering stockholders offered to exchange shares of Common Stock owned by them for shares of the Class A Common Stock of the Issuer owned by the offeree stockholders. The offering stockholders, all of whom were officers and/or directors of the Issuer at the time, or members of their immediate families and related interests, conducted the exchange offer with a group of offeree stockholders which was principally comprised of non-management members of the Haverty family (descendants

                                Page 3 of 7 Pages
of the Issuer's founder, J. J. Haverty) or former executive officers and directors of the Issuer and their spouses, widows and children.

     Since the recapitalization and exchange offer, Mr. Haverty's beneficial ownership of Class A Common Stock has changed due to various factors, including personal transactions by Mr. Haverty, such as gifts, sales, purchases, and exercises of stock options. In addition, Mr. Haverty's beneficial ownership of the Class A Common Stock has changed due to changes in the number of outstanding shares of Class A Common Stock, which number has decreased since the filing of the last amendment (Amendment No. 8) to this Schedule 13D.

     Item 4.   Purpose of Transaction.
               -----------------------

     Since the filing of the last amendment to this Schedule 13D, Mr. Haverty's beneficial ownership of shares of Class A Common Stock has increased primarily due to a decrease in the number of outstanding shares of such class. As of May 28, 1998, Mr. Haverty owned approximately 28.62% of the outstanding shares of Class A Common Stock, and as of December 31, 1998, Mr. Haverty owned approximately 29.42% of the outstanding shares of Class A Common Stock.

     Mr. Haverty is Chairman of the Board of the Issuer and is Chairman of the Executive Committee of the Board of Directors, and thus is a member of senior management of the Issuer.

     Item 5.   Interest of Securities of the Issuer.
               -------------------------------------

     (a) As of December 31, 1998, Mr. Haverty beneficially owned an aggregate of 738,862 shares, or approximately 29.42% of the outstanding Class A Common Stock of the Issuer. Of this amount, Mr. Haverty possesses sole voting and investment powers with respect to 375,153 shares, and shared voting and investment powers with respect to 363,709 shares.

     (b) Mr. Haverty possesses sole voting and investment powers with respect to 375,153 shares, and shared voting and investment powers with respect to 363,709 shares. The following information is provided with respect to shares as to which Mr. Haverty shares voting and/or investment powers:

          (i) 143,375 shares of Class A Common Stock are held in the Issuer's Retirement Plan and Trust, with respect to which Mr. Haverty shares voting and investment powers with the Employee Benefits and Stock Option Committee of the Board of Directors of the Issuer. This committee is comprised of three directors of the Issuer as follows:

                  (A) Frank S. McGaughey, III, Chairman of the Committee, is a partner in the law firm of Powell, Goldstein, Frazer & Murphy, LLP. Mr. McGaughey's business address is 191 Peachtree Street, Atlanta, Georgia 30303. Mr. McGaughey is a United States citizen.

                  (B) Lynn H. Johnston is retired, and prior to retirement served as Chairman of the Board of ING America Life Corporation. Mr. Johnston's residence

                                Page 4 of 7 Pages
                       address is 5050 Hidden Branches Circle, Dunwoody, Georgia 30338. Mr. Johnston is a United States citizen.

                  (C) Robert R. Woodson is retired, and prior to retirement served as Chairman of the Board of John H. Harland Company. Mr. Woodson's residence address is 2042 Deer Ridge Drive, Stone Mountain, Georgia 30087. Mr. Woodson is a United States citizen.

                  (D) John T. Glover is currently President of Post Properties, Inc., whose business address is 3350 Cumberland Circle, Suite 2200, Atlanta, Georgia 30339. Mr. Glover is a United States citizen.

          (ii) 4,662 shares are held in the Rawson Haverty Self-Employed Retirement Plan and Trust, the Trustee of which is SunTrust Securities, Inc. ("SunTrust"). SunTrust's address is P.O. Box 4418, Atlanta, Georgia 30302.

          (iii) 93,532 shares are owned of record by Mr. Haverty's spouse, Margaret M. Haverty, with respect to which Mr. Haverty shares voting and investment powers. Mr. and Mrs. Haverty's residence address is 3740 Paces Valley Road, N.W., Atlanta, Georgia 30327. Mrs. Haverty is a United States citizen.

          (iv) 47,190 shares are held in a Trust for Rawson Haverty, the Trustee of which is SunTrust.

          (v) 47,670 shares are held in a Trust for Betty H. Smith, the sister of Rawson Haverty, with respect to which NationsBank, N.A. ("NationsBank") and Mr. Haverty are Co-Trustees. NationsBank's address is Suite 1100, 600 Peachtree Street, N.E., Atlanta, Georgia 30308.

          (vi)    5,325  shares are held in a Trust under the Will of  Elizabeth
                  R. Haverty for the benefit of Rawson Haverty, with respect to which NationsBank and Mr. Haverty are Co-Trustees.

          (vii) 5,325 shares are held in Trust under the Will of Elizabeth R. Haverty for the benefit of Betty H. Smith, the sister of Rawson Haverty, with respect to which NationsBank and Mr. Haverty are Co-Trustees.

          (viii) 21,292 shares are held by the Mary E. Haverty Foundation, a charitable foundation of which Mr. Haverty serves as Chairman of the Board of Trustees, and with respect to which he shares voting and investment powers with other members of the Board of Trustees. The following information is provided with respect to the other Trustees:

                  (A)  Frank  S.   McGaughey,   Jr.  is  retired  and  prior  to
                       retirement   served  as  President  and  Chief  Executive
                       Officer of the Issuer. Mr. McGaughey's

                                Page 5 of 7 Pages
                       residence address is 3180 Lemons Ridge, Atlanta, Georgia 30339. Mr. McGaughey is a United States citizen.

                  (B) Alex W. Smith is a partner in the law firm of Smith, Gambrell & Russell, LLP, his business address is 1230 Peachtree Street, Suite 3100, Atlanta, Georgia 30309, and he is a United States citizen.

                  (C) Rawson Haverty, Jr. is Vice President, Real Estate and Insurance Divisions, of the Issuer, his business address is 866 West Peachtree Street, N.W., Atlanta, Georgia 30308, and he is a United States citizen.

                  (D) Ben M. Haverty is Regional Manager and General Manager of the Issuer's Atlanta, Georgia operations, his business address is 5849 Peachtree Road, Chamblee, Georgia 30341, and he is a United States citizen.

     No person described in this Item 5.(b) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, nor has any such person, during the last five years, been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining him or her from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (c) Since September 30, 1998, Mr. Haverty made gifts of an aggregate of 4,750 shares of Class A Common Stock to various family members. On December 17, 1998, he also purchased 835 shares of Class A Common Stock at the purchase price of $20.00 per share.

     (d)  Not applicable.

     (e)  Not applicable.

     Item 6.   Contracts,  Arrangements,  Understandings  or Relationships  with
               -----------------------------------------------------------------
               Respect to Securities of the Issuer.
               ------------------------------------

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Haverty and any other person with respect to any securities of the Issuer, except as otherwise described in Item 5.

     Item 7.   Material to be Filed as Exhibits.
               ---------------------------------

     There are no exhibits being filed with this Amendment to Schedule 13D.

                                Page 6 of 7 Pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        January 6, 1999
                                        ----------------------------------------
                                        Date


                                        /s/ Rawson Haverty
                                        ----------------------------------------
                                        Signature

                                        Rawson Haverty
                                        Chairman of the Board
                                        Haverty Furniture Companies, Inc.

                                Page 7 of 7 Pages